UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                               AMENDMENT NO. 3 to


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Newmont Gold Company
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   651637100
                                 (CUSIP Number)

                                with copies to:

Timothy J. Schmitt, Esq.                        Maureen Brundage, Esq.
Newmont Mining Corporation                      White & Case LLP
1700 Lincoln Street                             1155 Avenue of the Americas
Denver, Colorado 80203                          New York, New York  10036
(303) 863-7414                                  (212) 819-8200

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)






                                 October 5, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                                   SCHEDULE 13D

---------------------------------
CUSIP No. 651637100
---------------------------------
-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Newmont Mining Corporation
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)( )
                                                                         (b)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              159,225,505
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER

                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                             159,225,505
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         159,225,505
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         93.85
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           HC, CO
-------- -----------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Schedule 13D filed on May 15, 1997, as previously amended on September 29, 1998 and October 1, 1998, relating to the shares of common stock, par value $0.01 per share ("Newmont Gold Common Stock"), of Newmont Gold Company, a corporation organized under the laws of Delaware ("Newmont Gold"). The principal executive offices of Newmont Gold are located at 1700 Lincoln Street, Denver, Colorado 80203.

Item 4.   Purpose of the Transaction

     Item 4 is amended by inserting the following two paragraphs immediately after the penultimate paragraph of Item 4.

     "Newmont Mining intends to request that the Registration Statement be declared effective and to file a Certificate of Ownership and Merger (the "Merger Certificate") with the Secretary of State of Delaware so that the Merger will be effective at the close of business on Wednesday, October 7, 1998.

     The Merger Certificate will provide that upon the effectiveness of the Merger, the Board of Directors of Newmont Gold will consist of the Board of Directors of Acquisition Co. The Board of Directors of Acquisition Co. consists of Wayne W. Murdy, Executive Vice President and Chief Financial Officer of each of Newmont Mining and Newmont Gold, Lawrence T. Kurlander, Senior Vice President and Chief Administrative Officer of each of Newmont Mining and Newmont Gold, and Joy E. Hansen, Vice President and General Counsel of each of Newmont Mining and Newmont Gold. The Merger Certificate will also provide that upon effectiveness of the Merger, Newmont Gold's Certificate of Incorporation will be amended to provide for authorized capital stock of Newmont Gold of 1,000 shares of common stock, par value $0.01 per share."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 1998

                                           NEWMONT MINING CORPORATION


                                           By: /s/ Timothy J. Schmitt
                                              ---------------------------------
                                           Name:  Timothy J. Schmitt
                                           Title: Vice President, Secretary
                                                  and Assistant General Counsel